SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2018 and 2017

		2018		2017
NET CAPITAL				
TOTAL EQUITY	$	53,741	$	53,168
DEDUCT NON-ALLOWABLE ASSETS		(25,020)		(5,827)
NET CAPITAL	$	28,721	$	47,341
COMPUTATION OF NET CAPITAL REQUIREMENT:				
MINIMUM NET CAPITAL REQUIRED		5,000		5,000
EXCESS NET CAPITAL	$	23,721	$	42,341
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses	$	12,285	$	17,294
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$	22,721	$	41,341
Ratio: Aggregate indebtedness to net capital		0.43 to 1		0.37 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION				
Net Capital, as reported on Company's Part IIA (unaudited) FOCUS report	$	28,721	$	38,376
Reversal of fiscal 2018 transaction recorded in 2017		-		13,750
Increase in accrued expenses		-		(4,786)
Rounding		-		1
Net Capital, per the preceding	$	28,721	$	47,341